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Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Walmart, Inc. (WMT)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Walmart, Inc. (WMT)
Vote Yes: Item #5 – Proposal for Report on Phase Out of Plastic Shopping Bags

 Annual Meeting: June 3, 2020

 CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

The proposal asks the company to issue a report, at reasonable cost, omitting confidential information, assessing the environmental impacts of continuing to use single-use plastic shopping bags. In a supporting statement, proponents state that they believe that the report should include an assessment of the reputational, financial, and operational risks associated with continuing to single-use plastic bags and, if possible, goals and a timeline to phase them out.

SUMMARY

•	Walmart distributes an estimated 18 billion to 20 billion single-use plastic carry out shopping bags per year, which contribute to plastic pollution. About one trillion single-use plastic bags are used annually across the globe or 2 million every minute.

•	The proposal asks the company to issue a report assessing the environmental impacts of continuing to use single-use plastic shopping bags, including assessment of the reputational, financial, and operational risks associated with continuing to single-use plastic bags and, if possible, goals and a timeline to phase them out.

•	Plastic bags and packaging are a prime component of ocean gyre pollution, which harms marine animals and potentially human health.

2020 Proxy Memo Walmart, Inc. | Proposal for Report on Phase Out of Plastic Shopping Bags

•	Between four and 12 million tons of plastics are dumped in oceans annually; oceans may contain more plastic than fish by weight by 2050.[1] This has led some governments to ban some forms of plastic packaging.

WHY THIS IS IMPORTANT

Plastic bags are a major component of the global plastic pollution crisis. Every year, Americans reportedly throw away 100 billion plastic grocery bags, most used for a short time. Only an estimated 1-3% of plastic bags are recycled.2 Plastic bags can take 1000 years to break down in a landfill and are among the top 10 most commonly collected plastic materials in the Ocean Conservancy’s annual International coastal Cleanup.3 About 100,000 marine animals are killed by plastic bags annually.4

Other negative consequences of plastic shopping bag pollution include financial harm to local communities and governments who are responsible for solid waste management, litter prevention and collection, storm drain maintenance, tourism promotion, and community health. California alone spends nearly $500 million annually preventing trash, much of it, plastic packaging, from polluting beaches, rivers and oceanfront.

Plastic bags also cause mechanical harm to municipal recycling systems by often becoming entangled in collection machinery, causing costly repairs. This has led to a widespread ban on plastic bags in curbside recycling.

RATIONALE FOR A YES VOTE

The Ocean Pollution Threat

Huge gyres of swirling plastic particles have been identified in five ocean areas (North and South Pacific, North and South Atlantic, Indian). Researchers estimate that 150 million tons of plastics circulate in the gyres, spread across about 16 million square kilometers of ocean surface—about the size of the U.S. and Australia combined.

The U.S. Environmental Protection Agency says degraded plastics in these ocean gyres pose threats to marine animals,5 and potentially to human health.6 As these materials slowly degrade in the ocean, they break down into small indigestible particles that birds and marine mammals mistake for food. Ingestion of plastics results in a range of threats to marine species, including starvation, malnutrition, intestinal blockage and intake of toxins.

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1 Jambeck et al, Plastic waste inputs from land into the ocean, Science 13 February 2015 http://science.sciencemag.org/content/347/6223/768, and Ellen MacArthur Foundation, January 2016, The New Plastics Economy: Rethinking the Future of Plastics, http://www.ellenmacarthurfoundation.org/publications/the-new-plastics-economy-rethinking-the-future-of-plastics

2 https://sites.psu.edu/taxtheplastic/statistics-3/

3 https://oceanconservancy.org/wp-content/uploads/2019/09/Final-2019-ICC-Report.pdf

4 http://www.wmnorthwest.com/guidelines/plasticvspaper.htm

5 http://water.epa.gov/type/oceb/marinedebris/md_impacts.cfm

6 http://www.epa.gov/region9/marine-debris/faq.html

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2020 Proxy Memo Walmart, Inc. | Proposal for Report on Phase Out of Plastic Shopping Bags

Recent research indicates these particles absorb potent toxics such as polychlorinated biphenyls and dioxins from water or sediment and transfer them into the marine food web. Studies are starting to point towards larger, long-term impacts of toxic pollutants absorbed, transported, and consumed by fish and other marine life, with potential to affect human health.

A 2015 study published in the journal Science concluded the oceans are loading with plastics far faster than previously thought, with 8 million tons—equivalent to one garbage truck every minute—being added annually. At that rate, without significant mitigation, by 2050 plastic could exceed fish by weight.

Valuing Plastics: The Business Case for Measuring, Managing and Disclosing Plastic Use in the Consumer Goods Industry, a 2014 UN Environment Program report, estimated that the natural capital cost of plastic use in the consumer goods sector is $75 billion annually, including $13 billion in damage to marine ecosystems.7

Government Bans

Governments have acted to ban plastic bags. Eight states—California, Connecticut, Delaware, Hawaii, Maine, New York, Oregon and Vermont—have banned single-use plastic bags.8

Walmart lags peers

For many years, competitors Costco, Trader Joe's, and Whole Foods have not distributed plastic shopping bags. Kroger's has stated it will ban plastic shopping bags by 2025. In a 2018 op-ed in USA Today, Kroger CEO Rodney McMullen said, “The plastic shopping bag's days are numbered. Our customers have told us it makes no sense to have so much plastic only to be used once before being discarded - and they're exactly right".9 In 2018, UK retailer Iceland became the first major retailer to commit to eliminate plastic packaging for all its brand products within five years to help end what it called the "scourge" of plastic pollution.

Walmart has taken some actions in the direction of limiting bags use, but these actions are not sufficient. In 2008, the company announced a goal to reduce shopping bag waste by an average of 33% per store by 2013, and said it met that goal, mostly by filling plastic bags more efficiently and encouraging the use of reusable bags. We believe that Walmart's failure to match peers and fully phase out plastic bags poses reputational and financial risks because of the potential to contradict Walmart's public positioning on sustainability. The company's public communications, statements and advertising clearly emphasize environmental sustainability and social responsibility and acknowledge the need for reduction of plastic bag distribution.

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7 UNEP, 2014, Valuing Plastics: The Business Case for Measuring, Managing and Disclosing Plastic Use in the Consumer Goods Industry http://www.unep.org/pdf/ValuingPlastic

8 http://www.cleanwateraction.org/ca/rethinkdisposable/banthebag

9 https://www.usatoday.com/story/opinion/2018/08/23/kroger-plastic-bag-ban-reusable-recycle-straws-environment-column/1061723002/

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2020 Proxy Memo Walmart, Inc. | Proposal for Report on Phase Out of Plastic Shopping Bags

RESPONSE TO WALMART’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The company statement in opposition says it has says set many aspirations and goals to achieve zero plastic waste. Yet in its discussion of plastic shopping bags, actions taken to date do not appear to be aimed at phase out. It launched a “One More Item” campaign that encourages customers and cashiers to more fully pack bags; it offers recycling bins for plastic bags at its stores; and is using recycled content in its plastic bags. These actions seem designed to perpetuate the use of plastic bags rather than phase them out. It also offers reusable bags for purchase at checkout carousels.

The company does not directly address in its statement why it has not acted to phase out plastic bags, despite a zero plastic waste pledge. It does not provide a plan or vision beyond encouraging customers to use alternative approaches.

CONCLUSION

Vote “Yes” on this Shareholder Proposal seeking a report a report assessing the environmental impacts of continuing to use single-use plastic shopping bags

•	Walmart management has failed to provide evidence to shareholders that it has adequately studied the financial and reputational risks of continuing to use plastic shopping bags.

•	Walmart branded bags founds on streets or in waterways with littered packaging and toxic ocean pollution can result in a negative association by consumers and put the company brand at risk.

•	Corporate peers like Costco, Trader Joes, and Whole Foods have banned plastic shopping bags. Kroger will phase them out by 2025.

•	The proposal merits shareholder support to send a message to management that a stronger response is warranted. Shareholders would benefit by receiving more detailed discussion of the company’s awareness of and plans to deal with the environmental threat and reputational risk posed by continuing to distribute 18 billion to 20 billion single use shopping bags per year.

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For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org

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